[Letterhead of Dorsey & Whitney LLP]




AEI Income & Growth Fund 27 LLC
1300 Wells Fargo Place
30 Seventh Street East
St. Paul, MN  55101

     Re:  AEI Income & Growth Fund 27 LLC Tax Opinion

Gentlemen:

     We have acted as your counsel in connection with the preparation of the registration statement for AEI Income & Growth Fund 27 LLC, a Delaware limited liability company (the "Fund"), dated July 30, 2007 (the "Registration Statement"), relating to an offering of units of limited liability company interest in the Fund.

     We have reviewed: (i) the Registration Statement; (ii) the Operating Agreement of the Fund; and (iii) such other data and documents as we have deemed necessary or appropriate as a basis for the opinion set forth below. In addition, we have reviewed such questions of law as we have considered necessary and appropriate. In rendering these opinions, we have relied upon, without independent investigation or verification, the facts and information set forth in the documents referred to above.

     Our opinions with respect to federal income tax matters are based upon the existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), currently applicable Treasury Department regulations issued thereunder, current published administrative positions of the Internal Revenue Service contained in revenue rulings and revenue procedures and judicial decisions. All of the foregoing authorities are subject to change, which may be retroactive, and to possibly differing interpretations. Any change in these authorities may affect the opinions rendered herein.

     An opinion of counsel is predicated on all the facts, conditions and assumptions set forth in the opinion and is based upon counsel's analysis of the statutes, regulatory interpretations and case law in effect as of the date of the opinion. It is not a guarantee of the current status of the law and should not be accepted as a guarantee that a court of law or an administrative agency will concur in the opinion.

     Based upon the foregoing, it is our opinion that the discussions set forth under the headings "Risk Factors - Federal Income Tax Risks" and "Federal Income Tax Considerations" in the Registration Statement correctly summarize the material federal income tax consequences as of the date of the Registration Statement to potential investors of the purchase, ownership and disposition of units of limited liability company interest in the Fund.

     We express no opinion regarding any matter other than the federal income tax matters explicitly addressed herein. We express no opinion regarding the law of any jurisdiction other than the United States of America. The foregoing opinion is being furnished to you solely for your benefit and may not be relied upon by, nor may copies be delivered to, any other person without our prior written consent.



Dated:  July 30, 2007

                                Very truly yours,


                             /s/DORSEY & WHITNEY LLP



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communication (including any attachments) is not intended or written to be used, and cannot be used, for the purpose of avoiding penalties under the Internal Revenue Code; any such tax advice is written in connection with the promotion or marketing of the matters addressed. If you are not the original addressee
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